

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 26, 2008

via U.S. mail and facsimile

Mr. J.W. Stewart
President and Chief Executive Officer
BJ Services Company
4601 Westway Park Blvd.
Houston, TX 77041

      Re: **BJ Services Company**
               Form 10-K for Fiscal Year Ended September 30, 2007
               Filed November 29, 2007
               File No. 1-10570

               Definitive Proxy Statement on Schedule 14A
               Filed December 26, 2007
               File No. 1-10570

Dear Mr. Stewart:

      We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed December 26, 2007

      Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Corporate Governance, page 6

Related Party Transaction Policies and Procedures, page 7

1.   We note your disclosure on page 7 regarding your related party transaction policies and procedures. In future filings, please disclose the standards to be applied pursuant to such procedures. See Item 404(b) of Regulation S-K. For example, we note that your Related Party Transaction Policy, adopted December 6, 2007 and posted on your website, sets forth the factors your nominating/corporate governance committee will consider in determining whether to approve or ratify a related party transaction.

Director Compensation, page 11

2.   In future filings, please disclose the amount accrued to each director under your directors' benefit plan during the relevant fiscal years. Such disclosure should be included in your Director Compensation table in a column captioned "All Other Compensation." See Item 402(k)(2)(vii).

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson